DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Schedule of Assessments and Payments to the Securities Investor Protection
Corporation

December 31, 2020

(With Agreed-Upon Procedures Report of Independent Registered Public
Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
DWS Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) for the year ended December 31, 2020, which were agreed to by DWS Distributors, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
March 31, 2021

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of DWS Investment Management Americas, Inc.)
Schedule of Assessments and Payments to the Securities Investor Protection Corporation
Year ended December 31, 2020

Total revenue:		$ 140,398,760
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts		(22,739,256)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(8,262,696)
Other revenue not related either directly or indirectly to the securities business		(117,219,981)
	SIPC net operating revenues	$ (7,823,173)
General assessment @0.0015		-
less payment made with SIPC-6		-
Less overpayment applied		-
	Assessment balance due or (overpayment)	$ -